September 26, 2011	VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
UNITED STATES SECURITY AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street NE
Washington, DC  20549

Re:	Cord Blood America, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Amendment No. 1 to Form 10Q for Fiscal Quarter Ended June 30, 2011
Filed September 6, 2011
File No. 000-50746

Dear Ms. Jenkins:

We reviewed your September 23, 2011 letter (“Letter”) containing comments to Cord Blood America, Inc.’s (the “Company”) 10-Q/A filed with the Commission on September 6, 2011.  Please find our response to your comment below.  In addition, we have amended our 10-Q/A filed on September 6, 2011 in accordance with this comment, filing our form 10-Q/A No. 2 on September 26, 2011.

Comments and Responses

Form 10-Q/A for Fiscal Year Quarter Ended June 30, 2011

Financial Statements

Notes to Financial Statements

Note 4 – Commitments and Contingencies, page 13

Comment 1
We note your response to our prior comment seven that the business purpose of the JMJ note is to provide you with working capital. We note on January 12, 2011 you issued a $1,050,000 Convertible Promissory Note to JMJ Financial. At the same time JMJ Financial issued a Secured Collateralized Promissory Note to you in the amount of $1,000,000 which served as sole consideration to you for the issuance of the Convertible Note to JMJ. Considering the mutual issuance of notes only between you and JMJ for approximately same amounts, clarify how these transactions provide you liquidity and working capital and expand your disclosures to discuss the business purpose of the transactions.

Response to Comment 1
While the Company expands its operations through both organic growth and accretive acquisitions, a need still exists for working capital to fund operations as it continues to build its business model.  The Company is able to access liquidity and working capital as amounts are advanced under the Promissory Note issued by JMJ.  As these amounts are advanced by JMJ, the Note Receivable from JMJ is reduced, and the Note Payable to JMJ is offset by the reduced Note Receivable from JMJ balance, and the net Payable is recorded on the books, in accordance with ASC 210-20-45.

The Company’s Form 10Q/A No. 2 includes a response to Comment 1 in the location requested by Comment 1.

If you have any questions, please contact me at 702.914.7250.

Sincerely,

/s/ Matthew L. Schisssler

Matthew L. Schisssler
Chairman and Chief Executive Officer
Cord Blood America, Inc.